Request to Cancel the Acceleration's Requestion of the Effective Date of the Registration Statement Form S-1

Achison INC
CIK: 0001672571
3906 Main Street, 207
Flushing, NY11354

April 5, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, DC 20549

Attention:
     Folake Ayoola
     Stacie Gorman
     Paul Cline
     Wilson Lee

Please cancel the acceleration's requestion of the effective date of the registration statement form S-1 of Achison Inc.

    Achison Inc
    Registration Satement on Form S-1
    File No. 333-211051

Wanjun Xie
Wanjun Xie

President
Achison Inc
Date: April 5, 2017